Filed pursuant to Rule 424(b)(3)
                                                      Registration No. 333-45305


                      [UNITED DOMINION REALTY TRUST LOGO]

                           DIVIDEND REINVESTMENT AND
                              STOCK PURCHASE PLAN

                       PROSPECTUS DATED JULY 10, 1998


PROSPECTUS
UNITED DOMINION REALTY TRUST, INC.
DIVIDEND REINVESTMENT AND
STOCK PURCHASE PLAN


    Pursuant to its revised Dividend Reinvestment and Stock Purchase Plan (the "Plan"), United Dominion Realty Trust, Inc. (the "Company") hereby offers to holders of its Common Stock, $1 par value ("Common Stock"), 9 1/4% Series A Cumulative Redeemable Preferred Stock ("Series A Preferred Stock")and 8.60% Series B Cumulative Redeemable Preferred Stock ("Series B Preferred Stock," and together with the Series A Preferred Stock, "Preferred Stock") the opportunity to purchase, through reinvestment of dividends or by additional cash payments, additional shares of Common Stock, on the terms, subject to the conditions and at the prices herein stated.


    Dividends reinvested will be applied to the purchase of shares of Common Stock at 95% of Average Market Value (as defined in "Purchases and Price of Shares"). Participants may make additional optional cash payments of not less than $50 and not more than $25,000 per quarter; such payments will be applied to the purchase of shares at Average Market Value.


    This Prospectus relates to 14,000,000 shares of Common Stock that have been registered for sale under the Plan. Please retain this Prospectus for future reference.


    The executive offices of the Company are located at 10 South Sixth Street, Richmond, Virginia 23219-3802, its telephone number is (804) 780-2691 and its E-mail address is ir@udrt.com.


    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  The date of this Prospectus is July 10, l998.


AVAILABLE INFORMATION


    The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements, and other information concerning the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its Regional Offices in New York (Suite 1300, 7 World Trade Center, New York, New York 10048) and Chicago (Suite 1400, 500 West Madison Street, Chicago, Illinois 60661), and can also be inspected and copied at the offices of the New York Stock Exchange (the "NYSE") at 20 Broad Street, New York, New York 10005. Copies of such material can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding the Company and other registrants that have been filed electronically with the Commission. The address of such site is http://www.sec.gov.

INCORPORATION OF DOCUMENTS BY REFERENCE

         The following documents (File No. 1-10524) filed by the Company with the Commission under the Exchange Act are hereby incorporated by reference in this Proxy Statement/Prospectus: (i) the Company's annual report on Form 10-K for the year ended December 31, 1997 filed on March 31, 1998; (ii) the Company's quarterly report on Form 10-Q for the quarter ended March 31, 1998 filed on May 15, 1998; (iii) the Company's Current Report on Form 8-K dated January 27, 1998 filed on February 4, 1998; (iv) the Company's Current Report on Form 8-K dated February 13, 1998 filed on February 13, 1998; (v) the Company's Current Report on Form 8-K dated February 17, 1998 filed on February 17, 1998; (vi) the Company's Current Report on Form 8-K dated March 27, 1998 filed on April 13, 1998; (vii) the Company's Current Report on Form 8-K dated June 9, 1998 filed on June 24, 1998; and (viii) the description of the Common Stock contained in the Company's registration statement on Form 8-A dated April 19, 1990, filed under the Exchange Act, including any amendment or reports filed for the purpose of updating such description.

    Anyone receiving a copy of this Prospectus may obtain, without charge, a copy of any of the documents incorporated by reference, except for the exhibits, if any, to those documents. Mail or fax your request to United Dominion Realty Trust, Inc., 10 South Sixth Street, Richmond, Virginia 23219-3802, Attention:
Investor Relations, fax number (804) 788-4607, or call (804) 780-2691.

THE COMPANY


    The Company, founded in 1972, is a Virginia corporation that owns and operates income producing real estate, primarily apartments located within the Sunbelt region of the United States. The Company is operated in a manner intended to enable it to qualify as a real estate investment trust (a "REIT") under the Internal Revenue Code of 1986, as amended (the "Code").

THE PLAN


    The Plan provides you with a simple and convenient way to invest your cash dividends in additional shares of Common Stock. As a participant in the Plan, you may purchase shares at 95% of Average Market Value, as defined below under "Purchases and Price of Shares", with reinvested dividends. You may also invest additional cash, making payments of not less than $50 or more than $25,000 per quarter, to purchase shares at Average Market Value. You receive free custodial service for the shares you hold through the Plan.


    Shares for the Plan will be purchased directly from the Company. Such shares will be previously unissued shares and will provide the Company with funds for general corporate purposes.

ELIGIBILITY


    Holders of record of Common and Preferred Stock are eligible to participate in the Plan with respect to any whole number of their shares. If your shares are held of record by a broker or nominee and you want to participate in the Plan, you must make appropriate arrangements with your broker or nominee.


    The Company may refuse participation in the Plan to shareholders residing in jurisdictions where shares offered pursuant to the Plan are neither registered under applicable securities laws or exempt from registration.

ADMINISTRATION


    Chase Mellon Shareholder Services, L.L.C. ("Chase Mellon"), Pittsburgh, Pennsylvania, is the Administrator of the Plan. The Plan Administrator holds certificates for shares held in your Plan account, keeps records and sends statements of your account to you. Shares of Common Stock purchased under the Plan are registered in the name of Chase Mellon or its nominee, as agent, and credited to the accounts of participants.

ENROLLMENT


    You may join the Plan by signing the enrollment card enclosed with this Prospectus and returning it to the Company.


    Your participation in the Plan will begin with the first dividend payment after your signed card is received, provided your card is received on or before the record date established for that dividend. Record dates for Common Stock dividends are ordinarily on or about the 15th day of January, April, July and October; record dates for Series A Preferred Stock dividends are ordinarily on or about the first day of January, April, July and October; and record dates for Series B Preferred Stock dividends are ordinarily on or about the 15th day of February, May, August and November. If your enrollment card is received after the record date for any dividend and before payment of that dividend, that dividend will be paid to you in cash and reinvestment of your dividends will not begin until the next dividend payment date.

COSTS


    Participants in the Plan pay no service charges or other fees for purchases made under the Plan. All costs of administration of the Plan are paid by the Company. If you terminate participation in the Plan or ask that your Plan shares be sold, you will pay certain charges as explained in "Termination of Participation" below.

PURCHASES AND PRICE OF SHARES


    Common and Preferred Stock dividends, as well as any additional cash payments, will be invested on the date on which Common Stock dividends are paid each quarter (the "Investment Date"). Payment dates for Common Stock dividends are ordinarily on or about the last business day of January, April, July and October. Payment dates for Series A Preferred Stock dividends are the 15th day (or the next following business day if any such payment date is not a business day) of each January, April, July and October. Payment dates for Series B Preferred Stock dividends are the last day (or the next following business day if any such payment date is not a business day) of each February, May, August and November. Preferred Stock dividends will be held by the Company, without interest, until the Investment Date next following the date on which such dividends are paid and will then be invested. You become an owner of shares purchased under the Plan as of the Investment Date.


    REINVESTED DIVIDENDS. You may elect dividend reinvestment with respect to any whole number of shares of Common and/or Preferred Stock registered in your name on the records of the Company. Specify on the enrollment card the number of shares for which you want dividends reinvested. Dividends on all shares purchased pursuant to the Plan will be automatically reinvested. The number of shares purchased for you as a participant in the Plan depends on the amount of your dividends to be reinvested (less any required withholding tax) and the purchase price of the Common Stock. Your account will be credited with the number of shares, including fractions computed to four decimal places, equal to the total amount invested divided by the purchase price per share.


    Shares of Common Stock will be purchased for participants from the Company at a price per share equal to 95% of the Average Market Value of the Common Stock, which is the GREATER of (i) the average of the high and low sale prices of the Company's Common Stock on the NYSE on the Investment Date (or, if that is not a trading day, the next following trading day), or (ii) the average reported closing sale price (but not greater than 105% of (i) above) on the NYSE for the 10 trading days prior to the Investment Date. No shares will be purchased under the Plan at less than their par value ($1.00 per share).


    OPTIONAL CASH PURCHASES. As a Plan participant, you may make additional cash payments for the purchase of Common Stock. You may make additional cash payments regardless of whether you elect dividend reinvestment. Payments must be at least $50 and not more than $25,000 per quarter. You are not obligated to make any cash payments, and if you choose to do so, you need not pay the same amount each quarter. The price of shares purchased with additional cash payments will be the Average Market Value of such shares.


    Cash payments must be received at least five business days before an Investment Date in order to be used to purchase shares on that Investment Date. Cash payments received fewer than five business days before an Investment Date will be held, without interest, until the next Investment Date. Any payments not yet invested will be refunded on written request therefor received by the Plan Administrator not later than five business days before the next Investment Date.


    You may make cash purchases when you join the Plan by enclosing a check or money order payable to the Company with the enrollment card. After you are enrolled, please use the form provided with your account statement when you make cash purchases.

DIVIDENDS ON SHARES HELD IN PLAN


    Dividends paid on shares held in the Plan (less any required withholding tax) will be credited to your Plan account. Dividends are paid on both full and fractional shares held in your account and are automatically reinvested.

ACCOUNT STATEMENTS


    You will receive a statement of your account as soon as practicable after each Investment Date. The statements will contain a report of all transactions since the last statement, including information with respect to the number of shares allocated to your account, the amount of dividends received which are allocable to you, the amount of Common Stock purchased therewith and the price paid. These statements are your continuing record of the cost of your purchase and should be retained for income tax purposes.

CERTIFICATES FOR SHARES


    The certificates for shares purchased for your account will be held in the name of the Plan Administrator or its nominee. The number of shares purchased will be shown on your statement of account. This feature permits ownership of fractional shares, protects against loss, theft or destruction of stock certificates, and reduces the costs of the Plan.


    Certificates for any number of whole shares credited to your account will be issued in your name upon your written request to the Plan Administrator. Certificates for fractional shares will not be issued. Should you want your certificates issued in a different name, you must notify the Plan Administrator in writing and comply with applicable transfer requirements. If you wish to sell any whole shares credited to your account under the Plan, you will have the option of either (i) receiving a certificate for such whole number of shares or
(ii) requesting that such shares held in your account be sold, in which case the shares will be sold on the open market as soon as practicable. Brokerage commissions on such sales will not be paid by the Company, and will be deducted from the sales proceeds. See "Termination of Participation." If you wish to pledge shares credited to your account, you must first have the certificate for those shares issued in your name.

TERMINATION OF PARTICIPATION


    You may discontinue reinvestment of dividends under the Plan with respect to any of your shares (other than shares held for your account in the Plan) at any time by notifying the Plan Administrator in writing. A notice of termination with respect to any shares which is received by the Plan Administrator after the record date for payment of dividends on such shares will not be effective until the next following dividend payment record date for shares of the same class.


    If you notify the Plan Administrator of your termination of participation in the Plan with respect to all of your shares (including shares held for your account in the Plan), or if your participation in the Plan is terminated by the Company, you may elect either (i) to receive a certificate for whole shares credited to your account under the Plan or (ii) to request that any shares held in your account be sold, in which case the shares will be sold on the open market as soon as practicable. In either case you will be sent a check representing the value of any fractional share computed on the basis of the average of the high and low sale prices of the Common Stock on the NYSE on the date your account is terminated. Brokerage commissions on sales will not be paid by the Company, and will be deducted from the sales proceeds. In addition, if you terminate participation in the Plan with respect to all of your shares, you will be subject to a $5.00 service charge imposed by the Plan Administrator, which will not be paid by the Company.


    If the Company terminates the Plan, you will receive a certificate for the number of whole shares credited to your account under the Plan and a check for the value of any fractional share (computed as described in the preceding paragraph).


    If a participant moves his or her residence to a jurisdiction where shares offered pursuant to the Plan are neither registered nor exempt from registration under applicable securities laws, the Company may deem the participant to have terminated participation in the Plan.

SUSPENSION, AMENDMENT AND TERMINATION OF PLAN


    The Board of Directors of the Company may suspend the Plan without prior notice to participants at any time and from time to time if the Board determines that the Average Market Value of the Common Stock is at a level making sales of shares pursuant to the Plan disadvantageous to the Company. Such determination may be based on any factor or factors deemed appropriate by the Board, including but not limited to inability of the Company to invest the proceeds of sale of Plan shares at a rate of return exceeding the cost to the Company of such shares. Unless sooner terminated or extended by the Board, suspension of the Plan will terminate on the record date for payment of Preferred Stock dividends that immediately precedes the second Investment Date following its initiation or extension. Dividends that would otherwise be invested during a period of suspension will be paid to participants in cash and cash payments received during a period of suspension will be refunded, without interest.


    The Board of Directors may also amend or terminate the Plan at any time, provided that no amendment made between a payment date for dividends on participating shares and the record date therefor may modify the terms of investment of such dividends on such dividend payment date. You will be notified if the Plan is terminated or materially amended. The Company may also terminate any participant's participation in the Plan at any time by notice to such participant if continued participation will, in the opinion of the Board of Directors, jeopardize the status of the Company as a REIT under the Code.

VOTING OF SHARES HELD UNDER THE PLAN


    You will be able to vote all shares of Common Stock (including fractional shares) credited to your account under the Plan at the same time that you vote the shares registered in your name on the records of the Company.

STOCK DIVIDENDS, STOCK SPLITS AND RIGHTS OFFERINGS


    Any stock dividends or splits distributed by the Company in respect of shares held in the Plan for you will be credited to your Plan account. If the Company issues to its shareholders rights to subscribe to additional shares, such rights will be issued to you based on your total share holdings, including shares held in your Plan account.

RESPONSIBILITY OF THE PLAN ADMINISTRATOR AND THE COMPANY UNDER THE PLAN


    The Plan Administrator will not be liable for any claim based on an act done in good faith or a good faith omission to act. This includes, without limitation, any claim of liability arising out of failure to terminate a participant's participation in the Plan upon such participant's death, the prices at which shares are purchased, the times when purchases are made, or fluctuations in the market price of Common Stock.


    All notices from the Plan Administrator to a participant will be mailed to the participant at his or her last address of record with the Plan Administrator, which will satisfy the Plan Administrator's duty to give notice. Participants must promptly notify the Plan Administrator of any change in address.


    YOU SHOULD RECOGNIZE THAT NEITHER THE COMPANY NOR THE PLAN ADMINISTRATOR CAN PROVIDE ANY ASSURANCE OF A PROFIT OR PROTECTION AGAINST LOSS ON ANY SHARES PURCHASED UNDER THE PLAN.

INTERPRETATION AND REGULATION OF THE PLAN


    The Company reserves the right, without notice to participants, to interpret and regulate the Plan as it deems necessary or desirable in connection with its operation. Any such interpretation and regulation shall be conclusive.

FEDERAL INCOME TAX CONSEQUENCES OF PARTICIPATION IN THE PLAN


    The following discussion summarizes the principal federal income tax consequences, under current law, of participation in the Plan. It does not address all potentially relevant federal income tax matters, including consequences peculiar to persons subject to special provisions of federal income tax law (such as tax-exempt organizations, insurance companies, financial institutions, broker-dealers and foreign persons). The discussion is based on various rulings of the Internal Revenue Service regarding several types of dividend reinvestment plans. No ruling, however, has been issued or requested regarding the Plan. THE FOLLOWING DISCUSSION IS FOR YOUR GENERAL INFORMATION ONLY, AND YOU MUST CONSULT YOUR OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES (INCLUDING THE EFFECTS OF ANY CHANGES IN LAW) THAT MAY RESULT FROM YOUR PARTICIPATION IN THE PLAN AND THE DISPOSITION OF ANY SHARES PURCHASED PURSUANT TO THE PLAN.


    REINVESTED DIVIDENDS. When your dividends are reinvested to acquire shares of Common Stock (including any fractional share), you will be treated as having received a distribution in the amount of the average of the high and low sales prices of the Common Stock on the NYSE on the Investment Date (the "Tax FMV") multiplied by the number of shares of Common Stock (including any fractional share) purchased. Thus, for example, if $95 of your dividends are reinvested to purchase shares of Common Stock under the Plan having a Tax FMV of $100, you will be treated as having received a $100 distribution for federal income tax purposes. The amount treated as a distribution to you will constitute a dividend for federal income tax purposes to the same extent as a cash distribution and the initial tax basis of shares you acquire with reinvested dividends will equal the Tax FMV of such shares.

    The holding period for shares acquired with reinvested dividends will begin the day after the Investment Date. A whole share resulting from the acquisition of two or more fractional shares on different Investment Dates will have a split holding period, with the holding period for each fractional component beginning the day after the Investment Date when the fraction was acquired.


    OPTIONAL CASH PAYMENTS. Your initial tax basis in shares acquired with an optional cash payment will be the Average Market Value of such shares and the holding period for such shares will begin the day after the Investment Date on which such shares are purchased. A share consisting of fractional shares purchased on different Investment Dates will have a split holding period, with the holding period for each fractional component beginning the day after the Investment Date on which it was purchased.


    RECEIPT OF SHARE CERTIFICATES AND CASH. You will not realize any income when you receive certificates for whole shares credited to your account under the Plan. Any cash received for a fractional share held in your account will be treated as an amount realized on the sale of the fractional share. You therefore will recognize gain or loss equal to any difference between the amount of cash received for a fractional share and your tax basis in the fractional share. Similarly, if the Plan Administrator sells your shares pursuant to your request upon termination of your participation in the Plan, you will recognize gain or loss equal to the difference between the amount you realize on the sale and your tax basis in the shares. Gain or loss recognized on a sale of shares (including a fractional share) from your account generally will be capital gain or loss if you hold your Plan shares as capital assets.

INDEMNIFICATION OF DIRECTORS AND OFFICERS OF THE COMPANY


    Directors and officers of the Company shall be indemnified against liabilities, fines, penalties, and claims imposed upon or asserted against them, except for matters as to which they are liable because of willful misconduct or a knowing violation of the criminal law, as provided in the Company's Articles of Incorporation and the Virginia Stock Corporation Act. This indemnification covers all costs and expenses reasonably incurred by a director or officer. In addition, the Virginia Stock Corporation Act and the Company's Articles of Incorporation may, under certain circumstances, eliminate the liability of directors and officers in a shareholder or derivative proceeding.


    Insofar as indemnification for liabilities arising under the Securities Act of l933 (the "Securities Act") may be permitted to directors, officers, or controlling persons of the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

EXPERTS


         The consolidated financial statements of the Company included in its annual report on Form 10-K for the year ended December 31, 1997 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

ADDRESS OF THE PLAN ADMINISTRATOR


    Optional cash payments, changes in name or address, notices of termination and requests for refunds of payments to purchase shares, certificates or the sale of shares held in the Plan should be directed to United Dominion Realty Trust, Inc., Dividend Reinvestment and Stock Purchase Plan, Chase Mellon Shareholder Services, L.L.C., P.O. Box 750, Pittsburgh, Pennsylvania 15230-9933.

INQUIRIES REGARDING THE PLAN


    Please address questions about the Plan and your participation to United Dominion Realty Trust, Inc., 10 South Sixth Street, Richmond, Virginia 23219-3802, Attention: Investor Relations, fax number (804) 788-4607, or call
(804) 780-2691.


    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS REGARDING THE COMPANY OR THE OFFERING MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES, NOR DOES IT CONSTITUTE AN OFFER TO OR SOLICITATION OF ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL CREATE AN IMPLICATION THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

TO JOIN THE PLAN:

    (l) Complete this card. Be sure to include your social security or tax identification number and signature.

    (2) Staple or tape the card closed so that your signature is enclosed.


                       UNITED DOMINION REALTY TRUST, INC.
         DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN ENROLLMENT CARD

   I hereby appoint Chase Mellon Shareholder Services, L.L.C. (or any successor) as my agent to receive cash dividends that may hereafter become payable to me on shares of Common Stock and/or 9 1/4% Series A Cumulative Redeemable Preferred Stock and/or 8.60% Series B Cumulative Redeemable Preferred Stock of United Dominion Realty Trust, Inc. registered in my name as set forth below, and authorize Chase Mellon Shareholder Services, L.L.C., to apply such dividends, and/or any optional cash payments I may properly make, to the purchase of full shares and fractional interests in shares of the Company's Common Stock.

   I understand that the purchases will be made under the terms and conditions of the Dividend Reinvestment and Stock Purchase Plan as described in the Prospectus and that I may revoke this authorization at any time by notifying Chase Mellon Shareholder Services, L.L.C., in writing, of my desire to terminate my participation.

Please indicate your participation below:           Return this card only if you
                                                     wish to participate in the
                                                     Plan


Full dividend reinvestment on all shares of:
         [   ]  Common Stock                         __________________________
         [   ]  Series A Preferred Stock             Please Print Name(s) as
         [   ]  Series B Preferred Stock             Shownon Stock Certificate

Partial dividend reinvestment on:
         [   ]  ______ shares of Common Stock only
         [   ]  ______ shares of Series A Preferred
                Stock only                           ___________________________
         [   ]  ______ shares of Series B Preferred
Signature(s)
         Stock only
                                                     ---------------------------
                                                              Signature(s)
 [   ]       Optional cash investment (enclosed):

$____________
         (Must be at least $50 and not more
than $25,000)
                                                     ----   --------------------
                                                     Date   Social Security
                                                            or Taxpayer
                                                            Identification
                                                            Number


IF YOUR SHARES ARE HELD OF RECORD BY A BROKER OR NOMINEE, YOU MUST MAKE APPROPRIATE ARRANGEMENTS WITH THE BROKER OR NOMINEE TO PARTICIPATE IN THE PLAN.

           Reverse side of card is self-addressed, postage-paid card.